December 20, 2024

Joel G. Edwards
Executive Vice President and Chief Financial Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

       Re: Coastal Financial Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38589
Dear Joel G. Edwards:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 3

1. Please revise future filings to include the information related to your BaaS partners in slide 12 in your October 28, 2024 Investor Presentation included in Form 8-K filed on
       October 28, 2024. Additionally, please clarify which BaaS partners are regulated broker dealers.
Consumer and Other Loans, page 6

2. We note your disclosure that the terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Please revise future filings to provide some context to the noted variability, including disclosing typical terms of and collateral provided for installment loans and credit cards. Concentrations of Credit Risk, page 7

3. Please revise future filings, in the Business section and/or other sections as appropriate, to include additional information related to the operation of and risks
 December 20, 2024
Page 2

       related to the cash reserve account including, but not limited to, the following:

             the balance at the most recent period end and the average amount outstanding during each period presented if materially different, where the amount is presented on your balance sheet, a discussion of the typical contractual terms describing when a
BaaS partner is
           required to replenish the account, and the number of times, if any, a BaaS partner has been unable to replenish the account, how credit loss recoveries impact the cash reserve account, and whether your payments related to BaaS loan and fraud expenses are paid into the
           cash reserve account or go directly to the BaaS partner.
4. Please revise future filings, in the Business section and/or other sections as appropriate, to include additional information related to the operation of and risks related to the credit enhancement and related asset including, but not limited to, the following:

             a roll forward of the asset for each period presented, which includes increases related to expected losses recognized in the allowance for credit losses, reductions due to payments received, reductions due to credit loss recoveries, and any other adjustments with appropriate discussion if material,
             a discussion of the typical contractual terms that define when a credit loss has been incurred (e.g., certain number of days delinquent, etc.) and the BaaS partner is required to pay you and any material timing considerations related to the payment,
             a discussion of the typical payment mechanism, (e.g., partner pays you directly or you are paid through a reduction in the cash reserve account), and a discussion of the typical contractual terms related to amount of interest income, if any, covered by the credit enhancement.
Deposit Products, page 8

5. Please revise future filings to clarify which deposit products provided through your
       CCBX partners provide FDIC insurance protection to the CCBX partners customer, partner or workforce. If the FDIC insurance protection does not cover the CCBX
       partners    customer, partner or workforce, please discuss the risks
related to this.
Regulation and Supervision, page 13

6. Please consider revising future filings to present a separately captioned section related to regulations specific to the operations of CCBX.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 52

7. We note disclosure of deposit concentrations on page 101 and your discussion of how you manage loan and credit concentrations on page 55. In future filings, please ensure you identify, quantify and analyze all known trends, demands, commitments, events
 December 20, 2024
Page 3

       and uncertainties related to BaaS partners that are reasonably likely to have a material impact on your financial results or business. Refer to Item 303 of Regulation S-K for guidance.
8. In future filings, please ensure you disclose all information related to risks and uncertainties required by ASC 275-10-50.
Noninterest Income, page 66

9. Please revise future filings to provide information related to the nature of and potential variability of the revenue streams presented as BaaS program income.
10. Please revise future filings to disclose and discuss any performance or operating measures or metrics used by management related to BaaS program, including any measures or metrics related to BaaS program income.
11.    Please tell us how you considered whether your    Deposit service
charges and fees
       line-item title was appropriate considering that it appears that the material amount of income included in this line-item does not relate to deposit service charges.
       Alternatively, please revise future filings to use a more appropriate line-item title.
Loan Portfolio, page 79

12. Please revise future filings to separately disclose real estate secured loans that are in a first lien and junior lien position, if material, and provide a discussion of the different risks related to junior lien loans.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance